UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Frontier Airlines, Inc.

File No. 1-12805 - CF#24553

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Frontier Airlines Holdings, Inc. (successor to Frontier Airlines, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Frontier Airlines, Inc. excluded from the Exhibits to a Form 10-K filed on June 30, 2000.

Based on representations by Frontier Airlines Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.51   through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda L. Ravitz
Branch Chief - Legal